CECO Environmental Corp.

14651 North Dallas Parkway, Suite 500

Dallas, Texas 75254

May 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Matthew Crispino

Jan Woo

Re:	CECO Environmental Corp.

Registration Statement on Form S-3 (File No. 333-264623)

Ladies and Gentlemen:

On behalf of CECO Environmental Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-3 (File No. 333-264623) (the “Registration Statement”) of the Company be accelerated to 10:00 a.m. on May 12, 2022, or as soon as practicable thereafter. The Company respectfully requests that you notify Bryan K. Brown of such effectiveness by a telephone call to (832) 239-3867.

Please contact Bryan K. Brown at Jones Day at (832) 239-3867 or by email at bkbrown@jonesday.com if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

CECO ENVIRONMENTAL CORP.

By:	/s/ Matthew Eckl
Name: Matthew Eckl
Title: Chief Financial Officer

cc:	Bryan K. Brown

Jones Day